

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2024

Thanh Lam
Chief Executive Officer
Nova Lifestyle, Inc.
6565 Washington Blvd.
Commerce, CA 90040

      Re: Nova Lifestyle, Inc.
          Registration Statement on Form S-3
          Filed on May 29, 2024
          File No. 333-279796

Dear Thanh Lam:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Sarah Sidwell at 202-551-4733 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Manufacturing

cc: Jeffrey Li